UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 10)

RINKER GROUP LIMITED
(Name of Subject Company)

RINKER GROUP LIMITED
(Name of Person(s) Filing Statement)

Ordinary Shares American Depositary Shares, each representing the right to receive five Ordinary Shares
(Title of Class of Securities)

Ordinary Shares (ISIN: AU000000RIN3) American Depositary Shares (CUSIP: 76687M101)
(CUSIP Number of Class of Securities)

Peter Abraham

General Counsel & Company Secretary, Rinker Group Limited

Level 8, Tower B, 799 Pacific Highway

Chatswood NSW 2067, Australia

+61 2 9412 6600

WITH COPIES TO:

Philip T. Ruegger III, Esq.
Alan M. Klein, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Rinker Group Limited (“Rinker” or the “Company”) with the Securities and Exchange Commission on November 28, 2006, as amended (the “Statement”), relating to the offer by CEMEX Australia Pty Ltd (the “Bidder”), a corporation incorporated under the laws of Australia and a wholly owned subsidiary of CEMEX, S.A.B. de C.V., to purchase all of the ordinary shares of Rinker (“Rinker Shares”) including Rinker’s American Depositary Shares (“Rinker ADRs”) which each represents the right to receive five Rinker Shares (the “Offer”).

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Statement.

Item 3.   Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended and supplemented as follows:

Consistent with the disclosure relating to retention arrangements described in Section 5.5 of its Target’s Statement (filed as Exhibit (a)(1) to this Statement) relating to employees of the Company and its subsidiaries (“group”), on March 1, 2007, the board of directors of the Company (the “Board”) has approved various arrangements relating to the terms and conditions of employment of the group employees described below.  These decisions have been made in the best interests of the Company so as to assist in employee retention and morale in light of the uncertainty created by the Offer.

RGL Performance Share Plan.  The Company has adopted an amended Performance Share Plan (the “PSP”) which implements the changes described in the Target’s Statement.  Pursuant to the amendments, following a Transaction Occurrence Date (as defined in the PSP), the performance condition on a proportion of eligible employees’ potential entitlements pursuant to the PSP will be taken to be satisfied equal to the proportion of each performance period that has expired before the Transaction Occurrence Date.  The foregoing summary of the amendments to the PSP does not purport to be complete and is qualified in its entirety by reference to the full text of such amendments, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

U.S. Employee Severance Plans.  Severance plans to be maintained by Rinker Materials Corporation (“Rinker Materials”) have been adopted which relate to: (i) Senior Staff, (ii) Salary (Exempt) Staff, (iii) Salary (Non-Exempt) Staff and (iv) Hourly Employee (collectively, the “U.S. Employee Severance Plans”).  These plans are summarized in the table below.

Severance plan	Terms of current severance policy	Terms of new severance plan*
Senior Staff**	• 1 week per year of service	• 2 weeks per year of service
	• 3 month minimum	• 6 month minimum
	• 6 month maximum	• 12 month maximum

Salary (Exempt) Staff	• 1 week per year of service	• 1.5 weeks per year of service
	• 13 week minimum	• 26 week minimum
	• 26 week maximum	• 39 week maximum

Salary (Non-Exempt) Staff	• 1 week per year of service	• 1.5 weeks per year of service
	• 2 week minimum	• 13 week minimum
	• 15 week maximum	• 30 week maximum

Hourly Employee	• No policy	• 2 weeks
• US$3,000 payment

*                    The terms of the U.S. Employee Severance Plans are effective (i) from December 1, 2006 through to November 30, 2008 (the “Applicable Period”), and (ii) with the exception of the U.S. Senior Staff severance plan, only following a Transaction Occurrence Date.

**             The terms of the U.S. Senior Staff severance plan will be effective during the Applicable Period regardless of whether a Transaction Occurrence Date occurs.

The foregoing summary of the U.S. Employee Severance Plans does not purport to be complete and is qualified in its entirety by reference to the full text of such U.S. Employee Severance Plans, copies of which are filed as Exhibits (e)(3), (e)(4), (e)(5) and (e)(6) hereto and are incorporated herein by reference.

Retention Bonus Plan and Retention Bonus Deed Poll.  A Retention Bonus Plan applicable to the eligible U.S. employees of the group and a Retention Bonus Deed Poll applicable to the eligible Australian employees of the group (collectively, the “Retention Plans”) have been adopted.  These Retention Plans implement the terms described in the Target’s Statement.  Under the Retention Plans, following a Transaction Occurrence Date, 67% of the then contingent bonus reserve forming part of the Short-Term Incentive Plan (“STIP”) will become payable shortly after the Transaction Occurrence Date.  A benefit calculated by reference to the balance of employees’ potential benefits under both the PSP and STIP will be paid a little more than one year and one day after the Transaction Occurrence Date (“Retention Benefit Date”), subject to certain provisions which apply in the event that the employment of an employee who participates in either or both of the PSP or STIP is terminated at their employer’s initiative without cause or by the employee for good reason prior to the Retention Benefit Date.  The foregoing summary of the Retention Plans does not purport to be complete and is qualified in its entirety by reference to the full text of such Retention Bonus Plan and Retention Bonus Deed Poll, copies of which are filed as Exhibits (e)(7) and (e)(8) hereto and are incorporated herein by reference.

Benefit Restoration and Voluntary Deferral Plan.  Rinker Materials maintains the Benefit Restoration and Voluntary Deferral Plan (“SERP”), as amended and restated effective as of January 1, 2005.  As now revised, upon a Transaction Occurrence Date, the SERP would be terminated, all participants would become fully vested and entitled to the immediate payment of their benefits in a lump sum, and the SERP would be liquidated immediately.

U.S. Retirement Plans.   Rinker Materials sponsors and maintains various retirement plans for employees.  Most of these plans provide that the benefits vest based upon years of service by the particular employee.  In light of the Offer, all unvested accrued benefits will immediately vest upon a Transaction Occurrence Date.

Short-Term Incentive Plan.  The STIP provides for the payment of annual cash bonuses to certain employees upon the achievement of financial performance goals.  Following a Transaction Occurrence Date, a pro-rated bonus will be paid for the partial fiscal year, based upon year-to-date results of up to the most recently completed month prior to the Transaction Occurrence Date.

First Amendment to Employment Agreement by and between Rinker Materials and David V. Clarke.  Rinker Materials has entered into an amendment (the “Employment Agreement Amendment”) to the employment agreement dated as of April 1, 2003 between Rinker Materials and David V. Clarke, the President and Chief Executive Officer of Rinker Materials and the Managing Director and Chief Executive Officer of Rinker (the “Original Employment Agreement”).  The Employment Agreement Amendment contains amendments to the Original Employment Agreement reflecting previously disclosed provisions regarding base salary and bonus and, among other matters, amendments regarding compliance with Section 409A of the Internal Revenue Code, the definition of “Good Reason” and certain payments and obligations following termination of employment or a Transaction Occurrence Date.  The foregoing summary of the Employment Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such Employment Agreement Amendment, a copy of which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

Item 9.                    Exhibits.

Item 9 is amended and supplemented by adding the following thereto:

Exhibit No.	Description

(e)(2)	RGL Performance Share Plan

(e)(3)	Rinker Materials Senior Staff Severance Plan

(e)(4)	Rinker Materials Salary (Exempt) Staff Severance Plan

(e)(5)	Rinker Materials Salary (Non-Exempt) Staff Severance Plan

(e)(6)	Rinker Materials Hourly Employee Severance Plan

(e)(7)	Rinker Materials Retention Bonus Plan

(e)(8)	Retention Bonus Deed Poll by Rinker Group Limited and Rinker Australia Pty Limited

(e)(9)	First Amendment to Employment Agreement by and between Rinker Materials Corporation and David V. Clarke

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2007	RINKER GROUP LIMITED

	By:	/s/ THOMAS BURMEISTER
Name: Thomas Burmeister
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(e)(2)	RGL Performance Share Plan

(e)(3)	Rinker Materials Senior Staff Severance Plan

(e)(4)	Rinker Materials Salary (Exempt) Staff Severance Plan

(e)(5)	Rinker Materials Salary (Non-Exempt) Staff Severance Plan

(e)(6)	Rinker Materials Hourly Employee Severance Plan

(e)(7)	Rinker Materials Retention Bonus Plan

(e)(8)	Retention Bonus Deed Poll by Rinker Group Limited and Rinker Australia Pty Limited

(e)(9)	First Amendment to Employment Agreement by and between Rinker Materials Corporation and David V. Clarke